UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AirMedia Group Inc. (the “Company”) received notice from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Shengshi Advertising Co., Ltd (“AM Shengshi”) and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by Beijing Cultural Center Construction and Development Fund (Limited Partnership) (the “Culture Center”) in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AirMedia Group Co., Ltd. (“AM Advertising”) to Culture Center and Beijing Longde Wenchuang Equity Investment Fund (Limited Partnership) (“Longde Wenchuang”) in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by AM Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising.

The Company believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Company will prevail in this arbitration proceeding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: September 2, 2016